

Mail Stop 3030

August 5, 2009

<u>Via U.S. Mail</u>

Mr. Chitung Liu
Chief Financial Officer
United Microelectronics Corporation
No. 3, Li-Hsin 2nd Road,
Hsinchu Science Park,
Hsinchu City, Taiwan, Republic of China

> **Re: United Microelectronics Corporation**
> **Form 20-F for the Year Ended December 31, 2008**
> **File No. 001-15128**

Dear Mr. Liu:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief